

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

May 24, 2011

Dennis R. Raefield, Chief Executive Officer
Mace Security International, Inc.
240 Gibraltar Rd., Suite 220
Horsham, PA 19044

> **Re: Mace Security International, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 2, 2011**
> **File No. 333-173848**

Dear Mr. Raefield:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are attempting to register your issuance of shares of common stock to Merlin Partners LP. We further note that in connection with this transaction you entered into the Securities Purchase Agreement with Merlin Partners on March 25, 2011, before you filed the registration statement on May 2, 2011. This suggests that you have commenced your transaction with Merlin Partners privately. Please note that a transaction that is commenced as a private offering cannot be converted to a registered offering. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. Accordingly, please revise the registration statement to remove the transaction.

If you wish to register the resale of the shares that you issue privately to Merlin Partners, please note that at the time of filing of the registration statement, the private transaction must be completed and Merlin Partners must be irrevocably bound to purchase the shares subject only to the filing or effectiveness of the registration statement or other conditions outside its control. To date, it does not appear that your private transaction with Merlin Partners has been completed, nor does it appear that Merlin Partners is irrevocably bound to purchase the shares. Please refer to Questions 134.01 and 134.03 of our Securities Act Section Compliance and Disclosure Interpretations.

2. We note that you have not yet filed the legality opinion. Please allow sufficient time for our review after your filing of the opinion.

Fee Table

3. Please revise your fee table to disclose the amount of common stock to be registered.

Cover Page of Prospectus

4. Please revise the cover page of the prospectus to indicate the number of shares of common stock issuable upon exercise of the subscription rights as well as the amount of rights you are registering.

5. We note from the plan of distribution that Ancora Securities is serving as the exclusive placement agent in connection with the rights offering and will use its best efforts to solicit the exercise of subscription rights. Please revise the cover page to provide a brief description of the underwriting arrangements. Please refer to Item 501(b)(8)(ii) of Regulation S-K. Please also revise the last sentence of the third paragraph, which currently indicates that Ancora is not underwriting the offering.

Risk Factors, page 15

6. Please note that you are required to describe all risks that make your offering speculative or risky. Therefore, please delete the sixth sentence in the italicized introductory paragraph. See Item 503(c) of Regulation S-K.

Use of Proceeds, page 23

7. Please revise this section to disclose the approximate amount of your net proceeds you intend to use for each purpose you have identified. See Item 504 of Regulation S-K. Please further disclose the priority of the use of proceeds and your plans if substantially less than the maximum amount of proceeds is obtained. Please also revise your disclosure to comply with Instructions 3-6 of Item 504 of Regulation S-K.

Incorporation of Certain Documents by Reference, page 37

8. Please update your financial statements in accordance with Rule 3-01 of Regulation S-X. In this regard, we note that on May 16, 2011 you filed a Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011.

Item 13. Other Expenses of Issuance and Distribution, page I

9. Please revise to include the estimated amounts before requesting acceleration of your registration statement.

Item 17. Undertakings, page v

10. We note that paragraph 2 indicates that you intend to rely upon Rule 430A and paragraph 5 reflects that you are relying upon Rule 430C. As they apply to your transaction, these rules appear to be mutually exclusive, so your undertakings should not contain both paragraphs. Please revise your disclosure accordingly to properly reflect the Securities Act rule upon which you are relying in conducting your offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chambre Malone at (202) 551-3262, or in her absence, Dietrich King at (202) 551-3338 if you have any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Gerald Guarcini, Esq. (*via facsimile* (215) 864-8999)
        Ballard Spahr LLP
        1735 Market Street, 51st Floor
        Philadelphia, PA 19103-7599